FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2018

(Amounts expressed in millions of Chilean Pesos)

•       EBITDA of Enel Chile increased 20.6% to Ch$ 891,355 million as of December 2018 mainly as a consequence of adding Enel Green Power´s business in Chile to Enel Chile´s operations and also due to the more efficient generation mix resulting from greater hydro dispatch.

•        As a result of the abovementioned, it is also worth highlighting the 15.9% growth in the operating income, reaching a total of Ch$ 670,605 million, which includes the effect of a higher depreciation and amortization of Ch$ 62,503 million due to the incorporation of the assets of EGP Chile.

•       The Company´s electricity generation increased 17% to 20,046 GWh. Worth highlighting is the 18% increase in hydro generation (+1,742 GWh). Physical sales grew 4% (+1,012 GWh) to 24,369 GWh as of December 2018.

•       Revenues of Enel Chile reached Ch$ 2,457,161 million, representing a 2.6% reduction when compared to December 2017, partly explained by a lower average sale price expressed in Chilean pesos and lower revenues from transmission tolls.

•        Procurement and services costs declined a significant 14.7% to Ch$ 1,292,177 million as of December 2018.

•       Net income attributable to the shareholders of Enel Chile reached Ch$ 361,710 million, 3.5% more than the figure booked as of December 2017. This difference was primarily due to the extraordinary profit booked in February 2017 related to the sale of the entire ownership share held by Enel Generación Chile in Electrogas S.A. If this extraordinary profit is not considered, net income as of December 2018 increased 19.5% or Ch$ 58,894 million.

▪  Since the reorganization known as the Elqui Project became effective this past April 2, Enel Chile added 100% of the Enel Green Power business in Chile to its operations as of that date and also increased its shareholding in Enel Generación Chile to 93.55% as a consequence of the Public Tender Offer (PTO) for the shares of Enel Generación Chile.

▪  On June 7, 2018, Enel Chile issued its first 10-year US$ 1,000 million Yankee bond with a 4.875% coupon rate to finance a significant portion of the loan

• 1 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

obtained to pay for the Enel Generación PTO within the context of the Elqui Project.

SUMMARY BY BUSINESS

Generation

•         Net electricity generation increased 17% when compared to December 2017 (+2,973 GWh) reaching 20,046 GWh mainly due to the addition of EGP Chile power plants since April 2 (+2,673 GWh) and also an increase in Enel Generación Chile generation (+300 GWh) due to greater hydroelectric dispatch (+1,322 GWh) as a consequence of better hydrology, which was partially offset by lower thermal dispatch (-1,024 GWh).

•         Operating revenues amounted to Ch$ 1,580,653 million as of December 2018, equivalent to a 3.3% reduction, mainly as a consequence of a shift in the Company’s customer mix in terms of regulated and unregulated customers, and a lower average sale price when expressed in Chilean pesos due to a lower average exchange rate.

•         Procurement and services costs decreased significantly to Ch$ 709,506 million, 21.5% less than the amount at December 2017. These cost savings mainly responded to a more efficient generation mix, which led to lower fuel costs, lower energy purchases and other variable procurement and services costs.

•         As a result of the abovementioned, EBITDA of the generation business reached a total Ch$ 713,628 million, equivalent to a 23% increase when compared to the figure of last year. Also, operating income of the business increased 15% to Ch$ 533,620 million. The increase in both figures mainly responds to the addition of the results of EGP Chile since April 2018.

Physical Data                                                   As of December 31, 2018

Total Sales (GWh)                                                                   24,369

Total Generation (GWh)                                                          20,046

Distribution

• 2 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

▪  Physical sales reached 16,782 GWh as of December 2018, representing a 2% increase when compared to last year, explained by higher toll revenues.

▪  The total number of customers increased 2% to 1,924,984 when compared to December 2017, mainly residential and commercial customers. Annual energy losses declined from 5.1% to 5.0%.

•         EBITDA of the distribution business increased 13% to Ch$ 200,614 million as of December 2018, and operating income rose by 20% reaching Ch$ 159,259 million.

Physical Data                                                  As of December 31, 2018

Total Sales (GWh)                                                                   16,782

Customers                                                                             1,924,984

FINANCIAL SUMMARY

▪  Gross debt of the company increased by US$ 2,362 million to US$ 3,634 million when compared to December 2017. This variation is mainly explained by the consolidation of EGP Chile´s debt into the Enel Chile Group, and also the debt committed to by Enel Chile in March 2018 to finance the Elqui Project and its partial repayment with the issuance of a Yankee Bond for US$ 1,000 million in June 2018.

▪  Liquidity available to Enel Chile is composed of the following:

•         Cash and cash equivalents                     US$ 353 million.

•         Undisbursed committed credit lines (*) US$ 713 million.

(*) includes Enel Chile´s US$ 400 million committed credit line with related party Enel Finance International.

▪  The average cost of Enel Chile’s debt as of December 2018 was 5.1%.

▪  Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, the Company has cross currency swap and forward contracts that amount to US$ 769 million and US$ 1,202 million, respectively.

• 3 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 400 million.

• 4 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Change in Scope of Consolidation:

Corporate Reorganization Project

On August 25, 2017, Enel Chile proposed a corporate reorganization (hereafter “the Renewable Assets Reorganization”)  to Enel S.p.A that involved integrating the Enel Green Power Latin America Ltda. (EGPL”) renewable energy assets in Chile into Enel Chile, which controls the conventional electricity generation assets owned by Enel Generacion Chile S.A. (“Enel Generación Chile”) and the electricity distribution assets owned by Enel Distribución Chile S.A.

The proposed Reorganization involved the following stages: (i) Public Tender Offer for Shares (“PTO”), (ii) Capital Increase, and (iii) Merger, each stage conditioned to the implementation of the others.

On December 20, 2017, the Extraordinary Shareholders’ Meeting of Enel Chile approved the Reorganization subject to complying with the conditions established for the PTO, Capital Increase, and Merger. The Shareholders’ Meeting also approved the Ch$ 1,891,727,278,668 capital increase of Enel Chile through the issuance of 23,069,844,862 new common shares, all of one same series and without par value, for a price and other terms approved by the Shareholders’ Meeting.

Finally, on March 25, 2018, the amendments to the articles of incorporation of Enel Chile to include the agreements related to the Merger, Capital Increase and changes to the corporate purpose of Enel Chile, among other provisions, were approved. The PTO took place between February 16 and March 22 of 2018, the subscription of preferred shares related to the capital increase took place between February 15 and March 16 of 2018 and the Reorganization (including the Merger) concluded and became effective on April 2, 2018 and led to the increase in Enel Chile’s shareholding in Enel Generacion Chile from 59.98% to 93.55%. The merger of Enel Chile and EGPL from that date on increased Enel S.p.A total shareholding in Enel Chile to 61.93%.

As a consequence of the aforementioned, the results of the Enel Chile Group include the results of the EGP Chile Group since April 2, 2018 and the ownership share of Enel Generación Chile increased from that same date on. For additional information see Note No 6 to the Interim Consolidated Financial Statements of Enel Chile as of December 31, 2018.

• 5 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation business

We own and operate 130 generation units in Chile through our subsidiaries Enel Generación Chile, Pehuenche, Gas Atacama, and EGP Chile, which combined, have a total 7,463 MW installed capacity as of December 31, 2018. Of this total, 40 are hydroelectric units with 3,548 MW installed capacity, 22 are thermal units that operate using gas, coal or fuel oil and together total 2,740 MW installed capacity, 59 are wind generation units with 642 MW installed capacity, 8 are solar generation units with 492 MW installed capacity and 1 generation unit is geothermal with 41 MW installed capacity. There are variations in the capacities respect to 2017, because during 2018 these were updated considering the results maximum capacity tests of the Tarapacá TG, Atacama, Taltal y San Isidro 2 power plants, among others, in accordance with the technical norm and the requirements from the National Electric System operator.

The following chart summarizes the physical information of our generation business segment for the period ended December 31, 2018 compared to the same period of 2017:

Company	Markets in which participates	Energy Sales		Market share
		(GWh)%
		2018	2017	2018	2017
Generation Business in Chile	Sist. Eléctrico Nacional (SEN)	24,369	23,357	34.2%	34.2%
Total		24,369	23,357	34.2%	34.2%

Distribution business

Our distribution business is carried out by our subsidiary Enel Distribución Chile S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile, in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area, framed under an indefinite concession granted by the Chilean Government, to transmit and distribute electricity to 33 districts of the Metropolitan Region, including the concession areas of our subsidiaries Eléctrica de Colina Ltda., Luz Andes Ltda. and Empresa de Transmisión Chena S.A., for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered to be primarily a densely populated area.

• 6 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

The following chart summarizes the physical information of our distribution business segment for the period ended December 31, 2018 compared to the same period of 2017:

	Energy Sales		Energy Losses		Clients		Clients/Employees
Company	(GWh) (*)		(%)		(thousand)
	2018	2017	2018	2017	2018	2017	2018	2017
Distribution Business in Chile (*)	16,782	16,438	5.0%	5.1%	1,925	1,882	2,827	2,814
Total	16,782	16,438	5.0%	5.1%	1,925	1,882	2,827	2,814

The following chart shows the electricity sales revenue per business segment and customer type:

Energy Sales Revenues
Revenues by business and type of customers
(Figures in Million Ch$)

COUNTRY	Chile		Structure and adjustments		Total
	2018	2017	2018	2017	2018	2017

Energy Sales Revenues

Generation:	1,425,943	1,457,672	(390,967)	(374,923)	1,034,975	1,082,749
Regulated customers	1,030,812	1,101,089	(387,318)	(374,923)	643,494	726,166
Non regulated customers	357,726	285,624	-	-	357,726	285,624
Spot market	37,405	70,959	(3,649)	-	33,755	70,959

Distribution:	1,170,129	1,180,426	(3,026)	(1,084)	1,167,103	1,179,342
Residential	455,841	436,854	-	(1,084)	455,841	435,770
Commercial	378,093	386,608	-	-	378,093	386,608
Industrial	209,252	225,736	-	-	209,252	225,736
Other	126,943	131,228	(3,026)	-	123,917	131,228
Less: Consolidation adjustments	(393,994)	(376,008)	-	-	-	-

Total Energy sales	2,202,077	2,262,090	(393,993)	(376,007)	2,202,078	2,262,091

Million Chilean pesos variation in Ch$ and %	(60,012)	(2.65%)	-	-	(60,012)	(2.65%)

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.    Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Chile as of December 31, 2018, reached Ch$ 361,710 million, which represents an increase of 3.5% in profit when compared to the same period of last year in which the figure amounted to a Ch$ 349,383 million.

• 7 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

The following chart compares the figure of each item of the income statement as of December 31, 2018 and 2017:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	2018	2017	Change	% Change

REVENUES	2,457,161	2,522,978	(65,817)	(2.6%)
Sales	2,410,360	2,484,102	(73,742)	(3.0%)
Other operating revenues	46,801	38,876	7,925	20.4%
PROCUREMENT AND SERVICES	(1,292,177)	(1,514,787)	222,610	(14.7%)
Energy purchases	(747,647)	(902,435)	154,788	(17.2%)
Fuel consumption	(231,028)	(280,739)	49,711	(17.7%)
Transportation expenses	(166,876)	(155,879)	(10,997)	7.1%
Other variable procurement and service cost	(146,627)	(175,734)	29,107	(16.6%)
CONTRIBUTION MARGIN	1,164,984	1,008,191	156,793	15.6%
Other work performed by entity and capitalized	16,711	14,389	2,322	16.1%
Employee benefits expense	(123,130)	(121,504)	(1,626)	1.3%
Other fixed operating expenses	(167,210)	(161,824)	(5,386)	3.3%
GROSS OPERATING INCOME (EBITDA)	891,355	739,252	152,103	20.6%
Depreciation and amortization	(215,187)	(152,684)	(62,503)	40.9%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(5,563)	(7,937)	2,374	(29.9%)
OPERATING INCOME	670,605	578,631	91,974	15.9%
NET FINANCIAL EXPENSE	(110,875)	(22,415)	(88,460)	394.7%
Financial income	19,934	21,663	(1,729)	(8.0%)
Financial costs	(122,184)	(53,511)	(68,673)	128.3%
Gain (Loss) for indexed assets and liabilities	(818)	916	(1,734)	(189.3%)
Foreign currency exchange differences, net	(7,807)	8,517	(16,324)	(191.7%)
OTHER NON-OPERATING RESULTS	6,601	110,544	(103,943)	(94.0%)
Income from other investments	386	105,462	(105,076)	(99.6%)
Other Profit (Loss) related to Sale of Assets	3,025	7,779	(4,754)	(61.1%)
Share of profit (loss) of associates accounted for using the equity method	3,190	(2,697)	5,887	(218.3%)
NET INCOME BEFORE TAXES	566,330	666,760	(100,430)	(15.1%)
Income Tax	(153,482)	(143,342)	(10,140)	7.1%
NET INCOME	412,848	523,418	(110,570)	(21.1%)
Shareholders of the parent company	361,710	349,383	12,327	3.5%
Non-controlling interest	51,138	174,035	(122,897)	(70.6%)

Earning per share (Ch$ /share)*	5.66	7.12	(1.46)	(20.5%)

(*) As of December 31, 2018 and December 31, 2017 the average number of paid and subscribed shares was 63,913,359,484 and 49,092,722,762, respectively.

EBITDA:

The consolidated EBITDA of Enel Chile amounted to Ch$ 891,355 million as of December 31, 2018, which represents a 20.6% increase when compared to the Ch$ 739,252 million booked the previous year. This increase is primarily explained by lower operating expenses in both the generation and distribution business segments.

Revenues, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the periods ended December 31, 2018 and 2017, are presented below:

• 8 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

EBITDA, by business segment
(Figures in Million Ch$)

	2018	2017	Change	% Change

Generation business revenues	1,580,653	1,634,937	(54,284)	(3.3%)
Distribution business revenues	1,263,224	1,326,659	(63,435)	(4.8%)
Less: consolidation adjustments and other activities	(386,716)	(438,618)	51,902	(11.8%)
Total Enel Chile Consolidated Revenues	2,457,161	2,522,978	(65,817)	(2.6%)

Generation business costs	(709,506)	(903,978)	194,472	(21.5%)
Distribution business costs	(972,500)	(1,055,708)	83,208	(7.9%)
Less: consolidation adjustments and other activities	389,829	444,899	(55,070)	(12.4%)
Total Enel Chile Consolidated Procurement and Services Costs	(1,292,177)	(1,514,787)	222,610	(14.7%)

Personnel Expenses	(53,328)	(46,996)	(6,332)	13.5%
Other expenses by nature	(104,191)	(102,821)	(1,370)	1.3%
Total Generation business	(157,519)	(149,817)	(7,702)	5.1%

Personnel Expenses	(25,931)	(31,819)	5,889	(18.5%)
Other expenses by nature	(64,179)	(61,943)	(2,237)	3.6%
Total Distribution business	(90,110)	(93,762)	3,652	(3.9%)
Less: consolidation adjustments and other activities	(26,001)	(25,360)	(641)	2.5%

EBITDA, by business segment
Generation business EBITDA	713,628	581,142	132,486	22.8%
Distribution business EBITDA	200,614	177,189	23,425	13.2%
Less: consolidation adjustments and other activities	(22,887)	(19,079)	(3,809)	20.0%
TOTAL ENEL CHILE CONSOLIDATED EBITDA	891,355	739,252	152,103	20.6%

GENERATION BUSINESS EBITDA

The EBITDA of our Generation Business Segment reached Ch$ 713,628 million as of December 31, 2018, which represents a Ch$ 132,486 million increase when compared to the same period of the previous year. The main variables that explain this result are described below:

Operating revenues amounted to Ch$ 1,580,653 million as of December 31, 2018, a Ch$ 54,284 million reduction, or 3.3%, when compared to the same period of the year before, mainly due to the following:

•         A Ch$ 31,730 million reduction in energy sales due to a lower average sales price in Chilean pesos, partially compensated by higher physical sales (+1,012 GWh) to non-regulated customers (+1,963 GWh) and spot sales (+433 GWh) that were offset by lower sales to regulated customers (-1,384 GWh). This variation includes the revenue from energy sales of EGP Chile that amounted to Ch$ 49,671 million for the nine-month period ended December 31, 2018.

•         A Ch$ 36,278 million decrease in other services revenue, primarily due to Ch$ 35,428 million less toll revenues.

• 9 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

•         A Ch$ 9,328 million increase in other sales, mainly due to a Ch$ 12,065 million increase in gas sales offset by Ch$ 2,790 million lower coal sales.

•         A Ch$ 4,396 million increase in other operating revenues, mainly due to insurance claims related to an incident at Central Tarapacá that represented Ch$ 20,710 million in revenue, partially offset by the Ch$ 2,245 million reversal of fine provisions related to returning the concessions of the Tames and Totoralillo projects in 2017, lower revenue from commodity hedging derivatives for Ch$ 10,509 million and lower revenue related to the reversal of provisions of non-use of water rights amounting to Ch$ 4,984 million. This variation includes Ch$ 801 million other operating revenue of EGP Chile for the nine-month period ended December 31, 2018.

Operating costs reached Ch$ 717,816 million as of December 31, 2018, a Ch$ 186,162 million reduction, equivalent to 20.6%, due to the following:

•         A Ch$ 133,840 million reduction in energy purchases primarily explained by lower physical energy purchases (-1,960 GWh), mainly contracted energy purchases (-2,733 GWh) that were partially compensated by higher spot market purchases (+773 GWh). This lower cost includes the positive effect of adding EGP Chile to Enel Chile, which led to a net Ch$ 115,346 million reduction in Enel Chile’s cost of energy purchases as a consequence of the elimination of related party transactions (sales of EGP Chile to Enel Generación Chile).

•         A Ch$ 49,711 million decrease in fuel costs, primarily Ch$ 30,481 million lower gas, Ch$ 9,174 million lower coal, and Ch$ 9,906 million lower fuel oil costs, primarily responding to the lower level of thermal dispatch.

•         Other variable procurement and services costs declined Ch$ 12,095 million mainly due to Ch$ 8,345 million lower costs related to the agreement with AES Gener that allows the Nueva Renca combined cycle to use the LNG available to Enel Generación Chile, lower thermal emissions tax costs for Ch$ 3,654 million, lower water consumption costs for Ch$ 1,119 million, lower commodity derivative costs for Ch$ 1,770 million, partially offset by higher commercialization costs of gas sales amounting to Ch$ 4,816 million.

•         Transportation costs decreased Ch$ 1,174 million, mainly due to the Ch$ 12,493 million effect of adding EGP Chile Group to Enel Chile, higher transportation and regasification costs for Ch$ 630 million, offset by lower tolls in Enel Generación Chile for Ch$ 11,949 million.

• 10 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

Personnel expenses amounted to Ch$ 53,328 million as of December 31, 2018, a Ch$ 6,332 million increase when compared to 2017, mainly due to the Ch$ 6,976 million increase in salaries and wages as a consequence of including EGP Chile in Enel Chile´s scope of consolidation.

Other expenses reached Ch$ 104,191 million as of December 31, 2018, a Ch$ 1,370 million increase when compared to 2017, mainly due to the Ch$ 22,323 million effect of including EGP Chile in the scope of consolidation and higher technical and management services for Ch$ 8,303 million. This was offset by the reduction of Ch$ 25,106 million related to the write-offs of the Neltume and Choshuenco projects booked in 2017 for not being economically viable projects.

DISTRIBUTION AND SUBSIDIARIES SEGMENT:

The EBITDA of our Distribution Business Segment reached Ch$ 200,614 million as of December 31, 2018, which represents a Ch$ 23,425 million increase, or 13.2%, when compared to the previous year. The main variables that explain this outcome are described below:

Operating revenues amounted to Ch$ 1,263,224 million, a Ch$ 63,435 million reduction, equivalent to 4.8%, basically due to (i) a Ch$ 60,851 million reduction in other services revenues, namely lower revenue from transmission tolls, and (ii) lower energy sales revenues for Ch$ 10,297 million mainly as a consequence of a lower average sales price, which was offset by higher physical sales (+345 GWh). These lower revenues were compensated by higher products and services sales for Ch$ 4,044 million.

Operating costs reached Ch$ 972,500 million, a Ch$ 83,208 million reduction when compared to the same period of 2017, mainly due to: (i) lower transportation costs for Ch$ 53,193 million, (ii) lower energy purchases for Ch$ 11,682 million mainly resulting from a lower average energy purchase price offset by greater physical purchases required to satisfy demand and (iii) lower variable procurement and services costs for Ch$ 18,333 million, primarily meter rentals and street lighting services.

Personnel expenses amounted to Ch$ 25,931 million, a Ch$ 5,889 million reduction compared to expenses accrued by December 31, 2017, mainly due the lower extraordinary non-recurrent employee bonuses given to employees during 2017.

Other expenses reached Ch$ 64,179 million as of December 31, 2018, a Ch$ 2,237 million increase when compared to the same period of the previous year, mainly due to higher operating and maintenance expenses related to a tree trimming plan that began in 2017 and higher repair and conservation costs.

• 11 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

The following table summarizes the Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of December 31, 2018 compared to December 31, 2017.

	12 months ended December 31, 2018			12 months ended December 31, 2017
Business Segment	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
	(Figures in million Ch$)			(Figures in million Ch$)

Generation
Generation business in Chile	713,628	(180,008)	533,620	581,142	(117,282)	463,860
Total Generation business	713,628	(180,008)	533,620	581,142	(117,282)	463,860

Distribution
Distribution business in Chile	200,614	(41,355)	159,259	177,189	(44,679)	132,510
Total Distribution business	200,614	(41,355)	159,259	177,189	(44,679)	132,510
Less: consolidation adjustments and other activities	(22,887)	613	(22,275)	(19,079)	1,340	(17,739)
TOTAL ENEL CHILE CONSOLIDATED	891,355	(220,750)	670,605	739,252	(160,621)	578,631

Depreciation, Amortization and Impairment

Depreciation, amortization and impairment costs amounted to Ch$ 220,750 million, a Ch$ 60,129 million increase when compared to the previous year.  This variation is mainly explained by the depreciation of EGP Chile that amounted to Ch$ 62,142 million for the nine-month period ended December 31, 2018.

The following chart presents consolidated non-operating income as of December 31, 2018, and 2017.

• 12 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

NON OPERATING INCOME
12 months ended December 31, 2018 and 2017
(Figures in Million Ch$)

	2018	2017	Change	% Change
Financial Income
Generation business in Chile	8,727	5,274	3,453	65.5%
Distribution business in Chile	11,166	12,895	(1,729)	(13.4%)
Other subsidiaries non related with generation and distribution business	11,346	10,515	831	7.9%
Less: consolidation adjustments	(11,306)	(7,021)	(4,285)	61.0%
Total Financial Income	19,934	21,663	(1,729)	(8.0%)
Financial Costs
Generation business in Chile	(82,879)	(50,852)	(32,027)	63.0%
Distribution business in Chile	(6,724)	(7,094)	370	(5.2%)
Other subsidiaries non related with generation and distribution business	(44,361)	(2,586)	(41,775)	1615.4%
Less: consolidation adjustments	11,780	7,021	4,759	67.8%
Total Financial Costs	(122,184)	(53,511)	(68,673)	128.3%
Foreign currency exchange differences
Generation business in Chile	(9,990)	8,822	(18,812)	(213.2%)
Distribution business in Chile	30	(150)	180	(120.2%)
Other subsidiaries non related with generation and distribution business	2,153	(155)	2,308	(1488.8%)
Total Foreign currency exchange differences	(7,807)	8,517	(16,324)	(191.7%)
Gain (Loss) for indexed assets and liabilities
Generation business in Chile	(2,480)	146	(2,626)	(1798.8%)
Distribution business in Chile	1,617	762	855	112.2%
Other subsidiaries non related with generation and distribution business	46	8	38	469.2%
Total Gain (Loss) for indexed assets and liabilities	(818)	916	(1,734)	(189.3%)
Total ENEL CHILE Net Financial Income	(110,875)	(22,415)	(88,460)	394.7%

Other Profit (Loss) related to Sale of Assets
Generation business in Chile	410	105,462	(105,052)	(99.6%)
Distribution business in Chile	-	4	(4)	(100.0%)
Less: consolidation adjustments	(24)	(4)	(20)	(100.0%)
Total Other Profit (Loss) related to Sale of Assets	386	105,462	(105,076)	(99.6%)

Other Profit (Loss)
Generation business in Chile	3,025	7,626	(4,601)	(60.3%)
Distribution business in Chile	-	153	(153)	100.0%
Less: consolidation adjustments	-	-	-	-
Total Other Profit (Loss)	3,025	7,779	(4,754)	(61.1%)
Share of profit (loss) of associates accounted for using the equity method
Generation business in Chile	3,190	(2,697)	5,887	(218.3%)
Total Share of Profit (Loss) of associates accounted for using the equity method	3,190	(2,697)	5,887	(218.3%)

Total Other Profit (Loss) accounted in Non Operating Income	6,601	110,544	(103,943)	(94.0%)

Net Income Before Taxes	566,330	666,760	(100,430)	(15.1%)
Income Tax
Generation business in Chile	(113,784)	(112,100)	(1,684)	1.5%
Distribution business in Chile	(42,967)	(34,030)	(8,937)	26.3%
Other subsidiaries non related with generation and distribution business	3,270	2,788	482	17.3%
Total Income Tax	(153,482)	(143,342)	(10,140)	7.1%
Net Income	412,848	523,418	(110,570)	(21.1%)

Net Income attributable to owners of parent	361,710	349,383	12,327	3.5%
Net income attributable to non-controlling interest	51,138	174,035	(122,897)	(70.6%)

• 13 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

Financial Result

The consolidated net financial income of Enel Chile as of December 31, 2018, reached a Ch$ 110,875 million expense, which represents a Ch$ 88,460 million increase in expenses when compared to 2017. This negative outcome is primarily explained by the following:

Financial income decreased Ch$ 1,729 million due to lower income related to customer refinancing for Ch$ 2,442 million, compensated by greater income from short-term fixed income investments for Ch$ 713 million.

Financial expenses increased Ch$ 68,673 million, mainly due to higher interest on bank loans and bonds amounting to Ch$ 36,999 million mainly related to the new debt of Enel Chile to finance the Elqui Project, plus  higher interest expenses related to the addition of EGP Chile Group for Ch$ 31,674 million.

Income related to indexation decreased Ch$ 1,734 million primarily due to greater indexation of financial liabilities recorded in U.F for Ch$ 3,840 million and the negative impact of IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of the Gas Atacama Group located in Argentina that amounted to a Ch$ 3,786 million loss. The aforementioned was compensated by the positive effect of recoverable taxes for Ch$ 2,717 million, and greater income on hedging derivative contracts for Ch$ 3,175 million.

Income from positive exchange differences decreased Ch$ 16,324 million mainly due to the greater negative exchange differences on cash and cash equivalents for Ch$ 3,347 million, a greater negative exchange difference on forward contracts for Ch$ 5,386 million and a lower negative exchange difference on supplier accounts for Ch$ 4,227 million.

Other Non-operating Income

The income from companies accounted for using the equity method amounted to a Ch$ 3,190 million profit as of December 31, 2018, which represents a Ch$ 5,887 million increase when compared to last year, mainly explained by better results from Centrales Hidroelectricas de Aysén for Ch$ 5,914 million until its liquidation.

Income from other investments decreased Ch$ 105,076 million, mainly explained by the sale of Electrogas S.A. in February 2017, for Ch$ 105,312 million.

Corporate Taxes

Corporate income tax reached Ch$ 153,482 million as of December 31, 2018, a Ch$ 10,140 million increase when compared to the previous year, basically explained by (i) greater expenses due to the increase in the income tax rate from 25.5% in 2017 to 27% in 2018 amounting to Ch$ 8,527 million, (ii) less income related to the liquidation process of Centrales Hidroelectricas de Aysén for Ch$ 29,594 million and

• 14 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

(iii) lower expenses related to the sale of the Electrogas S.A. in February 2017 for Ch$ 27,675 million.

BALANCE SHEET ANALYSIS

Assets			Change	Change
	Dec-18	Dec-17		%
	(Million Ch$)

Current Assets	996,948	1,055,137	(58,189)	(5.5%)
Non current Assets	6,491,072	4,639,636	1,851,436	39.9%

Total Assets	7,488,020	5,694,773	1,793,247	31.5%

Total assets of the Company as of December 31, 2018, increased Ch$ 1,793,248 million when compared to total assets as of December 31, 2017, mainly due to the following:

•         Current Assets decreased Ch$ 58,189 million as of December 31, 2018. The variations in the main categories are presented below:

•         Cash and cash equivalents decreased Ch$ 174,284 million, explained by cash disbursements related to (i) the payment of the Enel Generación PTO for Ch$ 1,624,327 million, (ii) dividend payments for Ch$ 231,394 million, (iii) purchase of property, plant and equipment for Ch$ 305,089 million, (iv) income tax payments for Ch$ 135,928 million, (v) employee related payments for Ch$ 121,091 million, (vi) interest payments on loans for Ch$ 115,603 million, (vii) loan repayments for Ch$ 819,526 million, and (viii) other cash disbursements for Ch$ 56,103 million. All these effects were offset by (i) the issuance of a Yankee Bond for Ch$ 625,368 million, (ii) a Bridge loan to finance the Enel Generación PTO for Ch$ 940,414 million, (iii) a capital increase, net of the purchase of own shares, for Ch$ 593,451 million, (iv) payments received from related parties for Ch$ 64,095 million (v) cash inflows from forward contract payments for Ch$ 1,122 million, (vi) interest payments received for Ch$ 6,676 million, (vii) dividends received for Ch$ 1,527 million, and (viii) other operational cash inflows for Ch$ 1,002,124 million, mainly customer collections net of payments to suppliers.

• 15 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

•         Other current financial assets increase Ch$ 19,676 million due to the Ch$ 18,131 million increase in the hedging derivative related assets of Enel Generacion Chile.

•         Trade accounts receivables and other current accounts receivables increase Ch$ 71,201 million, mainly due to (i) a Ch$ 40,211 million increase in services accounts receivables, (ii) a Ch$ 15,572 million increase in the distribution segment sales accounts receivables, (iii) a Ch$ 1,459 million increase in trade accounts receivables from Enel X Chile, and (iv) the addition of EGP Chile´s trade accounts receivables amounting to Ch$ 14,959 million.

•         Current related party accounts receivables decrease Ch$ 17,685 million, mainly explained by (i) lower Enel Global Trading SPA receivables for Ch$ 19,963 million related to gas and commodities purchases, (ii) lower GNL Chile advance payment receivables for Ch$ 3,338 million related to gas purchases, and (iii) lower Enel Brasil S.A. accounts receivables for Ch$ 1,779 million.  The aforementioned is partially offset by an increase in Enel Americas S.A. accounts receivables for Ch$ 2,762 million related to the addition of EGP Chile that involved adding the accounts receivables of Enel Green Power SPA for Ch$ 2,406 million and the accounts receivables of Enel Green Power Perú for Ch$ 1,782 million.

•         Inventories increase Ch$ 17,274 million mainly due to (i) a Ch$ 11,930 million increase in the inventory of coal, (ii) a Ch$ 5,212 million increase in the level of inventories of Enel X Chile related to the electric mobility project, and (iii) the addition of the inventories of EGP Chile for Ch$ 4,551 million. The aforementioned is offset by the use of electric materials for Ch$ 4,896 million.

•         Current tax assets increase Ch$ 22,008 million mainly due to the payment of taxes for fiscal year 2017.

Non-Current Assets increase Ch$ 1,851,436 million as of December 31, 2018. The variations in the main categories are presented below:

•         Trade accounts receivables and other non-current accounts receivables increase Ch$ 24,345 million, mainly related to (i) booking higher leasing receivables for Ch$ 24,273 million including the Ch$ 16,539 million Enel X Chile receivables, and (ii) the addition of Ch$ 409 million of EGP Chile receivables.

• 16 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

•         Intangible assets other than goodwill increase Ch$ 60,201 million, due to (i) new investments, mainly software, for Ch$ 13,029 million, (ii) the intangible assets of Enel X Chile for Ch$ 242 million, and (iii) the consolidation of EGP Chile, adding Ch$ 44,865 million by the end of the fourth quarter.

•         Goodwill increases Ch$ 27,787 million due to the consolidation of EGP Chile that at year end 2018 had Ch$ 20,147 million in goodwill of Empresa Eléctrica Panguipulli S.A, Ch$ 7,564 million in goodwill of Parque Eólico Talinay Oriente and Ch$ 76 million in goodwill of Geotérmica del Norte.

•         Property, plant and equipment increases by Ch$ 1,722,960 million, mainly due to (i) an increase in new investments for Ch$ 199,185 million, and (ii) the consolidation of EGP Chile that adds Ch$ 1,523,775 million in property, plants and equipment as of December 31, 2018.

•         Deferred tax assets increase Ch$ 16,333 million, mainly due to higher deferred taxes related to tax losses, which includes the Ch$ 18,055 million from the consolidation of EGP Chile at year end 2018.

Liabilities and Equity			Change	Change
	Dec-18	Dec-17		%
	(Million Ch$)

Current Liabilities	1,217,464	816,816	400,648	49.1%
Non Current Liabilities	2,596,392	1,090,995	1,505,397	138.0%
Total Equity	3,674,164	3,786,962	(112,798)	(3.0%)
attributable to owners of parent company	3,421,229	2,983,384	437,845	14.7%
attributable to non-controlling interest	252,935	803,578	(550,643)	(68.5%)

Total Liabilities and Equity	7,488,020	5,694,773	1,793,247	31.5%

Total liabilities of the Company, including Equity, increased Ch$ 1,793,247 million as of December 31, 2018, when compared to total assets as of December 31, 2017, mainly due to the following:

Current liabilities increase Ch$ 400,648 million. The variations in the main categories are presented below:

•         Other current financial liabilities increase Ch$ 391,850 million, mainly (i) the increase in bank loans for Ch$ 940,414 million related to the funds obtained by Enel Chile to guarantee the timely payment of commitments originated as part of the Enel Generacion Chile PTO (ii) the Ch$ 70,791 million in bank loans of EGP Chile as of December 31, 2018 as a consequence of the consolidation of EGP Chile, (iii) bond M and H obligations being transferred to the short-term for Ch$ 30,529 million, (iv) an increase in hedging derivative liabilities for Ch$ 79,844 million, and (v) exchange differences on USD loans for Ch$ 21,818 million. All the above were offset by

• 17 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

(i) debt principal amortization payments made on bank loans for Ch$ 748,473 million.

•         Trade accounts payable and other current accounts payable decrease Ch$ 1,692 million, mainly (i) lower dividends payable to third parties for Ch$ 43,486 million; (ii)  lower accounts payable to suppliers of goods, services and fixed assets  for Ch$ 13,686 million, and (iii) lower accounts payable to energy suppliers for Ch$ 4,178 million. The abovementioned was partially offset by greater trade accounts and other accounts payable: (i) of Enel X Chile for Ch$ 20,744 million related to the mobility project, and (ii) the addition of EGP Chile for Ch$ 42,006 million.

•         Related party accounts payable increase Ch$ 38,323 million, mainly due to (i) greater accounts payable to Enel Green Power SpA for Ch$ 30,353 million (ii) greater accounts payable to Enel Green Power SpA GLO for Ch$ 7,772 million, (iii) greater accounts payable to Enel Global Trading for Ch$ 6,998 million, (iv) greater accounts payable to Hydromac Energy SRL for Ch$ 5,906 million, (v) greater accounts payable to Enel Italia Srl for Ch$ 5,506 million, (vi) greater accounts payable to Enel Global Thermal Generation SRL for Ch$ 2,200 million, (vii) greater accounts payable to Enel SpA for Ch$ 1,953 million mainly related to services. The aforementioned was offset by (i) a reduction in accounts payable to Enel Green Power del Sur SpA for Ch$ 10,324 million (ii) a reduction in accounts payable to Empresa Eléctrica de Panguipulli S.A. related to the purchase of energy and tolls for Ch$ 3,247 million,(iii) a reduction in accounts payable to Enel Produzione for Ch$ 3,019 million, (iv) a reduction in accounts payable Enel Distribuzione for Ch$ 2,851 million, (v) a reduction in accounts payable to Parque Eolico TalTal S.A for Ch$ 2,105 million due to lower energy purchases and (vi) lower accounts payable to GNL Chile S.A. for gas purchases amounting to Ch$ 2,152 milion.

•         Current tax liabilities decrease Ch$ 49,350 million, mainly due to the payment of income tax for fiscal year 2018.

Non-Current Liabilities increase Ch$ 1,505,397 million as of December 31, 2018, which is explained by the following:

•         Other non-current financial liabilities increase Ch$ 923,855 million, mainly due to (i) the debt issued by Enel Chile for Ch$ 615,040 million, the US$ 1.0 billion Yankee Bond, net of arrangement expenses for Ch$ 17,770 million to guarantee the timely payment of debt arising from the Enel Generación PTO, and (ii) the consolidation of EGP Chile, which as of the end of the period had bank loans for Ch$ 229,020 million, and (iii) exchange differences on the USD bonds for Ch$ 128,387 million. The aforementioned is

• 18 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

compensated by (i) the transfer of Enel Generación Chile’s M and H bonds installments to the short-term for Ch$ 30,529 million and (ii) a reduction in hedging derivative liabilities for Ch$ 18,256 million.

•         Non-current accounts payable to related parties increase Ch$ 446,875 million mainly explained by the debt that Enel Green Power de Sur, subsidiary of EGP Chile, owes Enel Financial International NV for Ch$ 447,194 million.

•         Deferred tax liabilities increase Ch$ 105,856 million mainly due to the Ch$ 77,463 million deferred tax liability of EGP Chile.

Total Equity amounted to Ch$ 3,674,164 million as of December 31, 2018

Equity attributable to shareholders of Enel Chile amounted to Ch$ 3,421,229 million, comprised of the following: Issued capital for Ch$ 3,954,491 million, Retained earnings for Ch$ 1,914,797 million, Other negative reserves for Ch$ 2,335,616 million and share repurchases for Ch$ 72,388 million.

During the year, Issued capital increased Ch$ 1,725,383 million as a consequence of the merger of Enel Chile and EGPL.

Retained earmings presented a Ch$ 163,172 million variation during the period, explained by (i) the net income of the period for Ch$ 361,710 million, minus dividends for Ch$ 195,859 million and (ii) a Ch$ 2,659 million reduction resulting from applying the new model to determine the provisions for the impairment of financial assets for the first time (NIIF 9), as of January 1, 2018.

Also, other reserves presented a negative variation that amounted to Ch$ 1,378,342 million, mainly comprised of: (i) lower reserves for Ch$ 1,313,999 million related to reorganizations under common control, (ii) lower cash flow hedging reserves for Ch$ 159,021 million, and (iii) greater translation differences for Ch$ 94,678 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 252,935 million, which includes the initial Ch$ 803,577 million balance, plus the transactions booked throughout the year up to December 31, 2018, related to net income of the period for Ch$ 51,137 million and other comprehensive results for Ch$ 10,563 million. The aforementioned was offset by lower reserves for Ch$ 592,695 million related to reorganizations under common control, dividends for Ch$ 19,603 million and Ch$ 45 million from applying the new model to determine the provisions for the impairment of financial assets for the first time (NIIF 9).

• 19 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

The performance of main financial ratios is the following:

RATIO		Unit	Dec-18	Dec-17	Change	Change (%)

Liquidity	Liquidity	Times	0.82	1.29	-0.47	(36.4%)
	Acid-test *	Times	0.77	1.24	-0.47	(37.9%)
	Working capital	MMCh$	- 220,516	238,320	-458,836	(192.5%)
Leverage	Leverage	Times	1.04	0.50	0.54	108.0%
	Short-term debt	%	31.9%	42.8%	(10.9%)	(25.5%)
	Long-term debt	%	68.1%	57.2%	10.9%	19.1%
	Financial expenses coverage**	Times	6.81	16.77	(9.96)	(59.4%)
Profitability	Op. income / Op. Revenues	%	27.3%	22.9%	4.4%	19.2%
	ROE	%	14.5%	12.2%	2.3%	18.8%
	ROA	%	8.8%	9.4%	(0.6%)	(6.2%)

(*) Current Assetes net of Inventories and prepayments
(**) EBITDA/ Financial Costs

The current ratio as of December 31, 2018, reached 0.82 times, which represents a 36.4% decrease compared to December 2017.  This reduction is explained by the increase in other current financial liabilities due to the remaining balance of the bridge loan obtained to finance the Enel Generacion PTO.

Acid test or quick ratio, as of December 31, 2018, was 0.77 times, which represents a 37.9% reduction when compared to December 31, 2017, also as a consequence of the increase in financial liabilities.

Working capital, as of December 31, 2018, amounted to minus Ch$ 220,516 million, which represents a Ch$ 458,836 million negative variation when compared to December 31, 2017, explained by the increase in other current liabilities.

• 20 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

The debt ratio was 1.04 times, which means that the level of commitment of Enel Chile equity was 1.04 times at the end of 2018.

The financial expenses coverage ratio for the period ended December 31, 2018, was 6.81 times, which represents the ability to cover all financial expenses with the EBITDA obtained during the period ended December 31, 2018.

The profitability index, calculated by dividing operating income by operating revenues, increased 19.2% when compared to the same period of the previous year, reaching 27.3% as of December 31, 2018, due to higher operating income obtained this period when compared to last year.

Return on equity of the owners of the controlling shareholder (dominant) was 14.5% for the twelve-month period ended December 31, 2018.

Return on assets was 8.8% for the twelve-month period ended December 31, 2018.

MAIN CASH FLOWS

The net cash flow of Enel Chile Group reached a negative Ch$ 179,457 million as of December 31, 2018, which represents a Ch$ 351,009 million reduction when compared to the previous year. The main factors that explain this cash flow, classified as either operating, investing, or financing activities, compared to December 2017, are presented below:

Net Cash Flow			Change	Change
	Dec-18	Dec-17		%
	(Million Ch$)

From Operating Activities	735,526	635,614	99,912	15.7%
From Investing Activities	(1,881,560)	(146,466)	(1,735,094)	1184.6%
From Financing Activities	966,577	(317,596)	1,284,173	(404.3%)

Total Net Cash Flow	(179,457)	171,552	(351,009)	(204.6%)

Net cash flow from operating activities amounted to a Ch$ 735,526 million for the twelve-month period ended December 31, 2018, which represents a 15.7% increase when compared to December 2017. These cash flows come primarily from sales and other revenue amounting to Ch$ 3,037,830 million, cash inflows from insurance policy premiums and services, annuities and other insurance benefits for Ch$ 9,201 million and other cash from operations for Ch$ 23,354 million, which were partially offset by cash outflows related to (i) supplier payments for Ch$ 1,921,810 million; (ii) employee payments for Ch$ 119,944 million; (iii) income tax payments for Ch$ 134,513 million; (iv) other payments related to operational activities for Ch$ 137,352 million, and (v) insurance premium payments and other payments related to insurance policies for Ch$ 15,704 million and (vi) other cash outflows for Ch$ 5,536 million.

• 21 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

Net cash flow used in investing activities amounted to Ch$ 1,881,560 million for the twelve-month period ended December 31, 2018, which represents a Ch$ 1,735,094 million increase in cash outflows when compared to December 2017. These cash flows are mainly comprised of (i) Ch$ 1,624,327 million to pay the Enel Generación PTO, (ii) Ch$ 300,539 million to purchase property, plant and equipment, (iii) payments of futures, options and swaps for Ch$ 1,476 million, (iv) loans to related companies for Ch$ 37,940 million, and (v) other cash outflows for Ch$ 6,754 million. These cash outflows were partially compensated by (i) cash inflows from related parties for Ch$ 76,307 million, (ii) cash inflows originating from futures, options and swaps for Ch$ 353 million, (iii) dividends received for Ch$ 1,521 million, (iv) income from the sale of assets for Ch$ 4,641 million, and (v) interest received for Ch$ 6,654 million.

Net cash flow from financing activities amounted to Ch$ 966,577 million for the twelve-month period ended December 31, 2018, which represents a Ch$ 1,284,173 million variation when compared to December 2017. These cash flows are comprised of (i) funds from long-term bonds issued for Ch$ 665,829 million (Yankee Bonds), (ii) funds from a Bridge loan to finance the Enel Generación PTO for Ch$ 940,414 million, and (iii) funds from shares issued for Ch$ 665,839 million. The aforementioned were offset by (i) payments to repurchase shares for Ch$ 72,388 million, (ii) dividend payments for Ch$ 231,393 million, (iii) interest payments for Ch$ 116,541 million, (iv) Bridge loan payment for Ch$ 819,526 million, (v) financial leasing liability payments for Ch$ 1,889 million and (vi) other cash outflows for Ch$ 23,298 million.

The following table presents the cash disbursements related to additional property, plant and equipment and its depreciation for the twelve-month period ended December 31, 2018 and 2017.

INFORMATION FOR ASSETS AND EQUIPMENTS BY COMPANY
12 months ended December 31, 2018 and 2017
(Million Ch$)

Company	Payments for Additions of Fixed Assets		Depreciation
	Dec-18	Dec-17	Dec-18	Dec-17
Generation business in Chile	242,358	205,751	179,902	117,338
Distribution business in Chile	56,070	57,621	34,414	34,528
Other entities (business different to generation and distribution)	2,112	2,658	872	818
Total Consolidated ENEL CHILE Group	300,539	266,030	215,187	152,684

• 22 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

The most relevant cash outflows originate in the generation business and respond to major maintenance and investment in power plants that amounted to Ch$ 242,358 million as of December 31, 2018. In the distribution business, cash disbursements amounted to Ch$ 56,070 million and are basically investments in network operational optimization to increase the level of efficiency and service quality.

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

▪  Public authorities will approve such environmental impact studies;

▪  Public opposition will not lead to delays or modifications to any proposed project;

▪  Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

• 23 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Risk Management Policy

The companies of Enel Group in Chile are exposed to determinate risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

•         Comply with good corporate governance standards.

•         Strictly comply with all of the Group’s regulatory systems.

•         Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

• 24 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

  For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

  All corporate areas and business operations are carried out within the limits approved in each case.

  Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Chile.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	December 31, 2018	December 31, 2017

Fixed Interest Rate	71%	92%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

  Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

  Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

• 25 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

  Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

  Fuel purchases for the process of electricity generation.

  Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of December 31, 2018, the Company held swaps for 432 kTon of Coal API2 to be settled in 2019, for 994 kBbl of Brent oil to be settled in 2019, for 225 kTon of BCI7 to be settled in 2019, for 0.2 TBtu of Henry Hub gas to be settled in 2019 (amounts consider net position covered).

As of December 31, 2017, the Company held swaps for 2.3 million MMBTU of Henry Hub gas to be settled on January 2018.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

• 26 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 19 and 21.

As of December 31, 2018, the liquidity of Enel Chile Group was Ch$ 245,172 million in cash and cash equivalents and Ch$ 416,862 million in committed long-term credit lines. As of December 31, 2017, the liquidity of the Enel Chile Group was Ch$ 419,456 million in cash and cash equivalents and Ch$ 199,271 million in committed long-term lines of credit.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks.

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregulated clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

• 27 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-       Financial Debt

-       Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-       The US$ Libor rate of interest.

-       The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 318,820 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile or Enel Chile could become enforceable, as appropriate.

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ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

Non-payment – after any applicable grace period – of Enel Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 100 million, and whose amount past due also exceeds the equivalent of US$ 100 million, could lead to the advance payment of the bank credit under New York State law, which was drawn in March 2018. Furthermore, this credit line contains provisions under which certain events other than non-payment, at Enel Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 300 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements.

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ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements.

• 30 •

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
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Title: Chief Executive Officer

Date: February 28, 2019